**Mail Stop 4561**

April 20, 2007

Bruce R. Chizen
Chief Executive Officer & Chief
Financial Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110-2704

> **Re:** **Adobe Systems Incorporated**
> **Form 10-K and Form 10-K/A for the Fiscal Year Ended**
> **December 1, 2006**
> **Filed on February 5, 2007 and February 6, 2007**
> **File No. 000-15175**

Dear Mr. Chizen:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 1, 2006

Item 9A. Controls and Procedures, page 69

1. We note your disclosure that the Company's Chief Executive Officer and Chief Financial Officer, concluded that the disclosure controls and procedures were sufficiently effective to ensure that information required to be disclosed by the Company was "recorded, processed, summarized and reported within the time periods specified in the SEC's rules and instructions for Form 10-K/A" Revise to

clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

2.     Furthermore, considering your statement that the Company's disclosure controls and procedures were "sufficiently effective", it is not clear whether your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K and Release 33-8238.

Note 1.  Significant Accounting Policies

Reclassification, page 79

3.     We note that certain amounts in fiscal 2005 and 2004 as reported in the Consolidated Statements of Cash Flows have been revised in your current disclosures. Tell us how you considered whether these revisions were a correction of an error. In this regard, tell us why you have not identified your financial statements as restated and why the auditor's opinion does not refer to the restatement. In your response, tell us how you assessed the materiality of the restatement to your financial statements and how you considered amending your prior quarterly and annual periodic Exchange Act filings. We refer you to SFAS 154, AU 561.06 and SAB Topic 1M.

4.     We also note that similar revisions were made in your March 2, 2007 Form 10-Q financial statements; however, such revisions also included adjustments for "excess tax benefits from stock-based compensation." Please explain why you did not adjust for similar a revision in your December 1, 2006 financial statements. In this regard, we note that the adjustments to your year-end financial statements were limited to "prepaid expenses related to the Macromedia acquisition" and "amortization of premium on available for sale securities."

Revenue Recognition, page 82

5.     We note that the Company's desktop application revenue from distributors is subject to agreements allowing for limited rights of return, rebates and price protection. We further note that the Company's direct sales and OEM sales are also subject to limited rights of return. Please describe the significant assumptions, material changes and reasonably likely uncertainties used in your

calculations and explain the impact of any significant adjustments to your financial statements. Also, tell us how you considered Rule 12-09 of Regulation S-X to present a separate analysis for each valuation allowance in the notes to your audited financial statements.

6.      We note that for certain OEM customers, the Company must estimate royalty revenue due to the timing of securing customer information. Tell us what percentage of your revenues are generated from royalties paid under OEM license revenues. Please provide us with a schedule, by quarter, of any adjustments recorded as a result of differences between the estimated revenue recognized and the actual revenues earned based on the information subsequently provided by your customers.

7.      We note that for multiple element arrangements, VSOE of fair value for maintenance and support is established by renewal rates. Please clarify whether renewal rates are stated in the initial software license arrangements. If so, then tell us what percentage of your customers actually renew at the stated rates and tell us how you determined these rates were substantive pursuant to paragraph 57 of SOP 97-2.

8.      We further note that VSOE of fair value is established by the price charged when that element is sold separately. Tell us which elements are fair valued under this method. Describe the process you use to evaluate the various factors that effect your VSOE including customer type and pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. See paragraph 10 of SOP 97-2.

Exhibit 31.1 and 31.2 Certification

9.      We note that the identification of the certifying individuals at the beginning of Exhibits 31.2 and 31.2 as required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certifications should be revised so as not to include the individual's title.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at (202) 551-3481 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief